                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                    FORM 11-K



                   [X] ANNUAL REPORT PURSUANT TO SECTION 15(d)
              OF THE SECURITIES EXCHANGE ACT OF 1934 [FEE REQUIRED]

                   For the fiscal year ended December 31, 2001

                                       OR

                 [ ] TRANSITION REPORT PURSUANT TO SECTION 15(d)
            OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

             For the transition period from __________ to __________

                           Commission File Number: ()

                        COMMUNITY SHORES BANK 401(K) PLAN

                        COMMUNITY SHORES BANK CORPORATION
                              1030 W. NORTON AVENUE
                            MUSKEGON, MICHIGAN 49441
                                 (231) 780-1850

                         REPORT OF INDEPENDENT AUDITORS


Plan Administrator of
 Community Shores Bank 401(k) Plan
Muskegon, Michigan


We have audited the accompanying statements of net assets available for benefits of the Community Shores Bank 401(k) Plan ("the Plan") as of December 31, 2001 and 2000, and the related statement of changes in net assets available for benefits for the year ended December 31, 2001. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2001 and 2000, and the changes in net assets available for benefits for the year ended December 31, 2001 in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements as a whole.



                                        Crowe, Chizek and Company LLP
Grand Rapids, Michigan
May 17, 2002

                                                                              1.

                        COMMUNITY SHORES BANK 401(k) PLAN
                 STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
                           December 31, 2001 and 2000


                                       2001       2000
                                       ----       ----
ASSETS
     Investments, at fair value
         Pooled separate accounts    $371,334   $294,448
         Common stock                  68,082     15,170
                                     --------   --------
                                      439,416    309,618

     Receivables
         Participant contributions      4,925      2,391
         Employer contribution          2,731      4,303
                                     --------   --------
                                        7,656      6,694
                                     --------   --------


NET ASSETS AVAILABLE FOR BENEFITS    $447,072   $316,312
                                     ========   ========





                 See accompanying notes to financial statements.

                                                                              2.

                        COMMUNITY SHORES BANK 401(k) PLAN
            STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
                          Year ended December 31, 2001



ADDITIONS TO NET ASSETS ATTRIBUTED TO:
     Investment income
         Net appreciation in fair value of common stock      $   3,678
         Net investment loss from pooled separate accounts     (66,992)
                                                             ---------
                                                               (63,314)

     Contributions
         Employer                                               67,455
         Participants                                          121,428
         Rollovers from other plans                             16,663
                                                             ---------
                                                               205,546
                                                             ---------
Total additions                                                142,232

DEDUCTIONS FROM NET ASSETS ATTRIBUTED TO:
     Investment management expenses                              3,648
     Benefits paid to participants                               7,824
                                                             ---------
         Total deductions                                       11,472
                                                             ---------

NET INCREASE                                                   130,760

Net assets available for benefits
     Beginning of year                                         316,312
                                                             ---------

     End of year                                             $ 447,072
                                                             =========



                 See accompanying notes to financial statements.

                                                                              3.

                        COMMUNITY SHORES BANK 401(k) PLAN
                          NOTES TO FINANCIAL STATEMENTS
                           December 31, 2001 and 2000


NOTE 1 - DESCRIPTION OF PLAN

The following description of the Community Shores Bank 401(k) Plan (the Plan) is provided for general information purposes only. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

General: The Plan was established by the plan sponsor, Community Shores Bank (the Bank), effective January 1, 1999. The Bank acts as trustee for the Plan assets. The Plan is a defined contribution plan which covers all employees who have completed six months of service and attained the age of 21. The Plan has a contributory 401(k) portion based on elective contributions from participants in the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act (ERISA).

Contributions: Elective deferrals by participants under the 401(k) provisions are based on a percentage of their compensation as defined in the Plan agreement which are subject to certain limitations. Employees also may rollover account balances from other plans into their account. The Bank may, at the sole discretion of the Board of Directors, contribute to each participant's account a matching contribution which is a percentage of the participant's elective contribution for the year. For 2001, the Bank made matching contributions equal to 75% of the first 6% of the compensation deferred by each 401(k) participant, subject to certain limitations as specified in the Plan agreement.

Participant Accounts: Each participant's account is credited with the participant's contributions and allocation of (a) the Bank's contributions and
(b) Plan earnings. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the aggregate of the participants' deferrals, rollovers and employer matching contributions. Investment management service fees are paid by the participant and netted against investment earnings. Each participant directs the investment of their account to any of the investment options available under the Plan.

Retirement, Death and Disability: A participant is entitled to 100% of his or her account balance upon retirement, death or disability while employed.

Vesting: Participants are immediately vested in their elective contributions and employer contributions plus actual earnings thereon.

Payment of Benefits: On termination of service due to death, disability, or retirement, a participant or his or her beneficiary may elect to receive the vested portion in the participant's account in a lump-sum amount.

Expenses: Substantially all administrative expenses are paid by the Plan sponsor. Investment management service fees are paid by the participant.



                                   (Continued)

                                                                              4.

                        COMMUNITY SHORES BANK 401(k) PLAN
                          NOTES TO FINANCIAL STATEMENTS
                           December 31, 2001 and 2000


NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting: The financial statements of the Plan are prepared under the accrual method of accounting.

Investment Valuation and Income Recognition: Common stock is stated at fair value using quoted market prices. All other investments are held by an insurance company designated by the Plan administrator. The fair values of the participation units owned by the Plan in insurance company pooled separate accounts are based on quoted redemption values as of the last business day in the Plan's year. Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Estimates: The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the plan administrator to make estimates and assumptions that affect certain reported amounts and disclosures, and actual results may differ from these estimates.

Payment of Benefits:  Benefits are recorded when paid.


NOTE 3 - PLAN TERMINATION

Although it has not expressed any intent to do so, the Bank has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.


NOTE 4 - INVESTMENTS

The following presents investments that represent 5 percent or more of the Plan's net assets.

                                                                    December 31,
                                                                  2001       2000
                                                                  ----       ----
Pooled separate accounts of Manulife Financial:
    Growth and Income fund, 796 and 822 shares, respectively   $ 39,098   $ 33,203
    High Quality Bond fund, 182 and 169 shares, respectively     27,185     23,632
    Index Stock fund, 120 and 94 shares, respectively            69,597     62,349
    Growth Opportunities fund, 772 and 1,014 shares,
      respectively                                               29,817     55,354
    Science and Technology fund, 2,063 and 1,706
      shares, respectively                                       76,095    106,600
    Lifestyle Balance fund, 349 and 0 shares, respectively       47,778          0
    Lifestyle Growth fund, 243 and 0 shares, respectively        49,010          0
Community Shores Bank Corporation common stock,
  10,202 and 2,920 shares, respectively                          68,082     15,170



                                  (Continued)

                                                                              5.

                        COMMUNITY SHORES BANK 401(k) PLAN
                          NOTES TO FINANCIAL STATEMENTS
                           December 31, 2001 and 2000


NOTE 5 - PARTY-IN-INTEREST TRANSACTIONS

Parties-in-interest are defined under Department of Labor (DOL) regulations as any fiduciary of the Plan, any party rendering service to the Plan, the employer, and certain others. Professional fees for the administration and audit of the Plan are paid by the Bank. The Plan's investment in pooled separate accounts as of December 31, 2001 and 2000 reflect party-in-interest transactions as the issuer of the securities, Manulife Financial, is also the custodian of these Plan assets.

The Plan held the following party-in-interest investments (at fair value):

                                                     December 31,
                                                    2001       2000
                                                    ----       ----
Community Shores Bank Corporation common stock,
  10,202 and 2,920 shares, respectively           $ 68,082   $ 15,170
Pooled separate accounts of Manulife Financial     371,334    294,448


NOTE 6 - TAX STATUS

The Internal Revenue Service has determined and informed the Bank by a letter dated April 14, 1999, that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (IRC). Management of the Plan believes the Plan is being operated in accordance with the terms of the Plan document.


NOTE 7 - RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of net assets available for benefits according to the financial statements to the Form 5500:


                                                        December 31,
                                                      2001       2000
                                                      ----       ----
Net assets available for benefits according to
  the financial statements                          $447,072   $316,312
Participant and employer contributions receivable      7,656          0
                                                    --------   --------

    Net assets available for benefits according
      to the Form 5500                              $439,416   $316,312
                                                    ========   ========


                                  (Continued)

                                                                              6.

                        COMMUNITY SHORES BANK 401(k) PLAN
                          NOTES TO FINANCIAL STATEMENTS
                           December 31, 2001 and 2000


NOTE 7 - RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500
  (Continued)

The following is a reconciliation of contributions paid to the Plan according to the financial statements to the Form 5500:

                                                               Year ended
                                                               December 31,
                                                                   2001
                                                                   ----
Contributions paid to the Plan according to the
  financial statements                                           $205,546
Less participant and employer contributions receivable
  at December 31, 2001                                              7,656
                                                                 --------

    Contributions paid to the Plan according to the Form 5500    $197,890
                                                                 ========

Participant and employer contributions receivable to the Plan are recorded on the financial statements and not reflected on the 2001 Form 5500. The contributions have been accrued by the employer and deferred by the Plan participants and not yet paid to the Plan as of December 31, 2001.






                                                                              7.

                             SUPPLEMENTAL SCHEDULE

                        COMMUNITY SHORES BANK 401(k) PLAN
         SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
                                December 31, 2001


Name of plan sponsor:  Community Shores Bank
Employer identification number:  38-348092
Three-digit plan number:  001


                                                          (c)
                                               Description of Investment
                  (b)                           Including Maturity Date,
            Identity of Issue,                     Rate of Interest,                                    (e)
            Borrower, Lessor,                     Collateral, Par or                  (d)              Current
  (a)       or Similar Party                        Maturity Value                    Cost              Value
  ---       ----------------                        --------------                    ----              -----
                                          POOLED SEPARATE ACCOUNTS
   *       Manulife Financial                  Money Market fund, 57 shares                         $         5,547
   *       Manulife Financial                  High Quality Bond fund,
                                                 182 shares                                                  27,185
   *       Manulife Financial                  Growth and Income fund,
                                                 796 shares                                                  39,098
   *       Manulife Financial                  Index Stock fund, 120 shares                                  69,597
   *       Manulife Financial                  Growth Opportunities fund,
                                                 772 shares                                                  29,817
   *       Manulife Financial                  International Stock fund,
                                                 791 shares                                                  12,376
   *       Manulife Financial                  Science and Technology fund,
                                                 2,063 shares                                                76,095
   *       Manulife Financial                  Index Total fund, 308 shares                                   3,247
   *       Manulife Financial                  Lifestyle Conservative fund, 29
                                                 shares                                                       3,661
   *       Manulife Financial                  Lifestyle Moderate fund, 4 shares                                505
   *       Manulife Financial                  Lifestyle Balance fund, 349 shares                            47,778
   *       Manulife Financial                  Lifestyle Growth fund, 243 shares                             49,010
   *       Manulife Financial                  Lifestyle Aggressive fund, 33 shares                           7,418
                                                                                                    ---------------
                                                                                                            371,334
                                          COMMON STOCK
   *       Community Shores
             Bank Corporation                  Common stock, 10,202 shares                                   68,082
                                                                                                    ---------------

                                                                                                    $       439,416
                                                                                                    ===============


*      Denotes party-in-interest
(d) Investment is participant directed, therefore historical cost information is not required.





                                                                              8.

                                   SIGNATURES



Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.



                                           COMMUNITY SHORES BANK 401(K) PLAN

 Date:  June 27, 2002                      /s/ Tracey A. Welsh
                                           ----------------------------------

                               INDEX TO EXHIBITS

EXHIBIT NO.                    DESCRIPTION

   23                          Consent of Independent Public Accountants